Exhibit 99.5

SPEEDWAY MOTORSPORTS, INC.

Charter of the Compensation Committee of the Board of Directors

As adopted on December 11, 2002

I.	Committee Purpose.

The primary purpose of the Committee is to assess the Company’s overall compensation programs in terms of philosophy, fairness and effectiveness and to discharge the responsibilities of the Board of Directors in connection therewith. The Committee also sets and evaluates compensation for the Chief Executive Officer and key employees and plans for management succession.

It is the policy of the Committee that key employee compensation be appropriately linked to the business strategy of the Company and to the performance of the Company and the key employees in a manner that is effective in attracting, retaining and rewarding key employees while also providing performance incentives and awarding equity-based compensation to align the long-term interests of key employees with those of the Company’s stockholders. It is the Committee’s objective to offer salaries and incentive performance pay opportunities that are competitive in the marketplace.

The Committee also produces an annual report on executive compensation, which is included in the Company’s proxy statement for its Annual Meeting of Stockholders, in accordance with applicable rules and regulations.

II.	Committee Composition and Meetings.

The members of the Committee are recommended by the Nominating/Governance Committee and approved by the Board of Directors. The Committee consists of not less than three nor more than five Directors. The membership of the Committee shall meet the corporate governance rules of the New York Stock Exchange. Each member of the Committee serves at the pleasure of the Board of Directors or until a successor is appointed. One member is designated by the Board of Directors as Chairman of the Committee and serves in that capacity until a successor is appointed. The Chairman of the Committee, in consultation with the members of the Committee, will determine the frequency and length of Committee meetings. The Chairman of the Committee, in consultation with appropriate members of the Committee and management, will develop the Committee’s agenda. The Committee may delegate to a subcommittee consisting solely of Committee members such duties and responsibilities as shall be designated by a majority of the Committee.

The Committee meets at least annually each year, and more frequently if circumstances warrant. The Committee may ask members of management or others whose advice and counsel are relevant to the issues then being considered by the Committee to attend any meetings and to provide such pertinent information as the Committee may request. The Committee keeps written minutes of its meetings, and the minutes are recorded or filed with the books and records of the Company.

III.	Committee Duties and Responsibilities.

The duties and responsibilities of the Committee are to implement effectively the purpose of the Committee, as described above. Specific duties and responsibilities include, but are not limited to, the following:

(a)	Review annually the overall performance and effectiveness of the management of the Company, the Company’s table of organization and the responsibilities and performance of selected key employees, including those persons listed in the Company’s annual proxy statement.

(b)	Review and approve corporate goals and objectives relevant to Chief Executive Officer compensation, evaluate the Chief Executive Officer’s performance in light of those goals and objectives and the independent directors’ annual evaluation of the Chairman of the Board and the Chief Executive Officer and set the Chief Executive’s compensation level based on this evaluation. In determining the long-term incentive component of Chief Executive Officer compensation, the Committee will consider the Company’s performance and relative shareholder return, the value of similar incentive awards to chief executive officers at comparable companies, and the awards given to the Chief Executive Officer in past years.

(c)	After consideration of appropriate competitive data, and considering recommendations of the Chief Executive Officer, approve and recommend to the Board of Directors salaries, bonus performance goals, bonus plan allocations, stock option grants and other benefits, direct or indirect, for key employees.

(d)	After consideration of appropriate competitive data, and considering the recommendations of the Chief Executive Officer, recommend to the Board of Directors compensation for the Board of Directors.

(e)	Administer the Company’s 1994 Stock Option Plan and the Employee Stock Purchase Plan, including the level of participation of key employees.

(f)	Review and make recommendations to the Board of Directors regarding other plans that are proposed for adoption or adopted by the Company for the provision of compensation to employees of, directors of and consultants to the Company.

(g)	Review summaries of compensation and incentive programs for employees other than key employees, as approved by the Chief Executive Officer.

(h)	Review with appropriate representatives of management: (i) changes of key employees; (ii) policies on matters pertaining to compensation; (iii) special benefits and perquisites; and (iv) any other matters of concern to the Committee relating to overall corporate compensation for the Company.

(i)	Plan for management succession by reviewing the development and progression of potential internal management candidates and develop contingency plans for the departure, death or disability of key employees to facilitate interim transition and long-term leadership. The Chief Executive Officer will report at least annually to the Committee on succession planning. The Committee will identify and periodically update the qualities and characteristics necessary for an effective Chief Executive Officer. The Committee will periodically monitor and review the development and progress of potential internal candidates against these standards.

(j)	Develop and approve appropriate narrative language evaluating and defining the compensation of the Chief Executive Officer, in particular, and key employees, in general, for inclusion in the Company’s annual proxy statement.

(k)	In the event that the Committee shall determine that it is desirable or necessary to engage a compensation consultant or other advisor to assist the Committee in its evaluation of director, Chief Executive Officer or key employee compensation, the Committee is authorized, in its sole discretion, to retain, determine the fees and other retention terms of, and terminate any such consultant or advisor.

(l)	The Committee annually reviews and evaluates its performance and reports the results thereof to the Board of Directors.

(m)	Report to the Board of Directors at the next succeeding meeting of the Board of Directors any actions taken by the Committee.

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